[NETWORK EQUIPMENT TECHNOLOGIES, INC. – LETTERHEAD]

October 5, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:

Kathleen Collins, Accounting Branch Chief

Re:

Network Equipment Technologies, Inc.

Annual Report on Form 10-K for Fiscal Year Ended March 25, 2011

Filed June 08, 2011

File No. 001-10255

Dear Ms. Collins:

Network Equipment Technologies, Inc. (“NET” or the “Company”) is submitting this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated September 8, 2011, relating to the above-referenced filing. We have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended March 25, 2011

General

1.

You state in your response to our prior comment 2 that your products and related technical support have been re-exported to Cuba, Iran, Sudan, and Syria, countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, whether through subsidiaries, distributors, resellers, vendors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, services, and support that you have provided, or intend to provide, into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by those governments.

The Company has no current or anticipated future contacts with Cuba, Iran, Sudan, or Syria. The Company has never had any agreement, commercial arrangement, or other contacts with the governments of the referenced countries.

The Company’s disclosure relates to (i) a limited number of Quintum Technologies, Inc.’s Voice-over-Internet Protocol (“VoIP”) Tenor gateways that were sold to foreign distributors or resellers in non-sanctioned countries and subsequently came within the possession of persons located in Cuba, Iran, Sudan, and Syria, (ii) related technical support, and (iii) certain e-mail referrals. These transactions are largely related to activity that occurred prior to NET’s December 2007 acquisition of Quintum.

Tenors are basic VoIP gateways that are frequently used to channel VoIP connections between multiple locations to avoid paying long distance telephone charges. Typical end-users for a Tenor tend to be small and medium enterprises with remote or branch offices, in addition to telephone calling card service providers. In total, the investigation has identified approximately 430 units believed to have been diverted by third parties to Cuba, Iran, Sudan, and Syria since 2002.

The service or support that was subsequently provided to the end-users of the diverted items includes: providing software license files for Tenors; troubleshooting; answering questions about the Tenor capabilities or its interoperability with other items; resetting passwords; and related miscellaneous support. These types of services were warranty work or other minimal product support activities historically provided by Quintum without charge and were generally performed by Quintum technical support employees without awareness of the location of the end-user.

The email referral contacts involved a small number of sales inquiries originating in sanctioned countries which were redirected to resellers in non-sanctioned countries, but which did not, to the Company’s knowledge, result in any sales.

2.

It appears from the Policy Statement Regarding Export Control available on your website that several of your products are included in the Commerce Control List maintained by the Commerce Department’s Bureau of Industry and Security. You disclose on page 14 of the Form 10-K that you require licenses or other authorizations from U.S. government agencies for the export of several of your products and technology in accordance with regulations including the Export Administration Regulations and the International Traffic in Arms Regulations. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Syria, and/or Sudan, are controlled items included in the Commerce Control List. If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Syria, and/or Sudan, and discuss any such uses of which you are aware.

We understand that some of the products are controlled by the Department of Commerce for national security anti-terrorism reasons, although these products are general telecommunication products and have no specific military applications. The products have not been designed, developed, or modified for military use and we have no information that the products were incorporated into weapons systems.

3.

You state on page 14 that you discovered transactions that may have been in violation of U.S. export laws, aspects of which you have already disclosed to “the U.S. government.” Please tell us what triggered the discovery of the possible violations, and the U.S. agency or agencies to which you reported them. Discuss for us the reasons the transactions were not discovered and/or investigated earlier; the role and function of your export control policy and procedures in identifying and prohibiting inappropriate transactions with countries subject to U.S. export controls; and any changes to your compliance program and/or procedures as a result of your internal investigation. Also, tell us the current status of your dealings with the U.S. agency or agencies to which you refer, and confirm to us that you will disclose any material proceedings or settlements with a U.S. agency or agencies regarding this matter.

The Company’s voluntary disclosures were made to and remain pending with the U.S. Department of Commerce, Bureau of Industry & Security (“BIS”), and the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”).  The Company’s review of these transactions was triggered by an inquiry from an apparent Iranian who indicated that he was in possession of a Tenor. Upon management’s discovery of the possible violation, the Company retained expert outside counsel to conduct an internal investigation. The transactions were not discovered earlier for various reasons, including efforts by the purchasers and end-users to conceal the intended or resulting destination of the products, as well as confusion about the law among employees, and possibly also due to misconduct by certain employees (who have since been reprimanded or terminated). Shortly after the Company initiated its investigation, a BIS agent independently visited Quintum and requested information about sales to a particular reseller located in a non-sanctioned country in the Middle East.  The Company voluntarily expanded its investigation and fully cooperated with the investigating agent.  The Company has disclosed all identified transactions to BIS and OFAC. The Company will disclose any material proceedings or settlements regarding this matter.

The Company had an existing training program that identified the sanctioned countries and had personnel with export compliance responsibilities.  Following discovery of the transactions, the Company enhanced its compliance program, increased its internal resources for compliance, and expanded training to all employees.  A full description of these corrective actions has been provided to BIS and OFAC for their consideration.

4.

Please discuss for us the materiality of the contacts with Cuba, Iran, Syria, and Sudan you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Syria, or Sudan.

The Company does not do business with U.S.-designated sponsors of terrorism.

We do not believe that any past contact is material, in either quantitative or qualitative terms. The revenue from this activity was inconsequential, as the limited direct contacts were largely technical support of a type typically rendered to end-users without charge, such as bug fixes provided free under warranty. In total, this support activity is estimated to have resulted in no more than a few hundred dollars in revenue since 2005, all of which was paid by resellers in non-sanctioned countries and not end-users located in sanctioned countries. Likewise, we do not believe the revenue from the hardware involved in these matters was material. Since the beginning of fiscal 2009, the Company estimates the approximate value of the Tenors that were diverted to these countries by foreign customers or others who came into possession of the Tenors after sale to a customer in a non-sanctioned country to be approximately $30,000.00. Finally, as noted above, the referral of sales inquiries did not, to the Company’s knowledge, result in any sales.

We also believe that the contact is not material in qualitative terms. All of the Tenors in question were sold to customers in non-sanctioned countries and in most cases there is no indication that anyone at the Company should have recognized that the Tenors were intended for use in a sanctioned country. The other contacts were the result of inadvertent behavior or misconduct by a small number of employees who are either no longer employed by the Company, or were terminated or reprimanded in connection with this matter. The Company voluntarily disclosed the contacts to the U.S. Government. The Company has no current contact or anticipated future contact with Cuba, Iran, Sudan, or Syria; has reiterated to the U.S. Government its commitment to full compliance with U.S. law, including the sanctions on these countries; and has implemented appropriate procedures and processes to ensure that such contact does not occur in the future. Therefore, we do not believe there is reason to expect significant negative impact from these activities upon the Company’s reputation or share value, nor divestment or negative investor sentiment related to this matter.

Closing

Please direct your questions or comments to me via e-mail at david_wagenseller@net.com. We ask that you also provide an e-mail of any additional comments you may have to David Sikes of Jones Day at dsikes@jonesday.com. Thank you for your assistance.

Very truly yours,

Network Equipment Technologies, Inc.

 /s/ DAVID WAGENSELLER

David Wagenseller

Vice President and Chief Financial Officer